February 2, 2021

VIA EDGAR

Mr. Geoff Kruczek

Mr. Jay Ingram

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SMTC Corporation

Preliminary Proxy Statement on Schedule 14A

Filed January 21, 2021

File No. 000-31051

Dear Messrs. Kruczek and Ingram:

On behalf of SMTC Corporation (the “Company”), we submit this response to the letter of the staff of the Division of Corporation Finance Office of Manufacturing (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 29, 2021 (the “Comment Letter”) relating to the Preliminary Proxy Statement on Schedule 14A (File No. 000-31051), filed by the Company (the “Proxy Statement”), filed with the Commission on January 21, 2021.

For convenience, the text of the comment from the Comment Letter is set forth below in bold, followed by the Company’s response.

Capitalized terms not otherwise defined in this letter have the meanings given to them in the Proxy Statement. Also, we refer to Parent and its ultimate parent and affiliate H.I.G., collectively with their affiliates, as “Parent” or “H.I.G.,” and the current executive officers of the Company who are or may become Rollover Investors, Edward Smith, the Company’s President and Chief Executive Officer, , and Steven M. Waszak, the Company’s Chief Financial Officer, as the “Management Parties.”

General

1.	Please provide us your analysis of the applicability of Exchange Act Rule 13e-3 to the transaction referenced in your disclosure. Please cite all authority on which you rely.

Response: The Company and Parent, together with their counsel, considered the applicability of Rule 13e-3 under the Exchange Act to the Merger and the Proxy Statement. After careful consideration, the Company and Parent concluded that the Merger is not a “going private transaction” subject to Rule 13e-3 and Schedule 13E-3 under the Exchange Act because (1) Parent is not an affiliate of the Company, (2) the Management Parties should not be considered “engaged in” the transaction or affiliates of Parent who exerted control or influence on the transaction process, and (3) the Merger resulted from arm’s length negotiations with Parent and a transaction process managed by the M&A Committee, which was comprised solely of independent and disinterested directors, the Board and the Company’s financial advisors and outside legal counsel. The Company’s analysis is more fully described below.

Rule 13e-3

For our analysis, we reviewed Rule 13e-3, SEC Release No. 34-16075 (adopting Rule 13e-3), the Commission’s Interpretive Release Relating to Going Private Transactions under Rule 13e-3 (Release No. 34-17719, April 13, 1981) (the “Interpretative Release”) and the Staff’s guidance in the Compliance and Disclosure Interpretations: Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (“C&DI”) Sections 201.01, 201.05 and 201.06. All references below to “Rules” are to Exchange Act rules.

A “Rule 13e-3 transaction” includes (i) a “purchase of any equity security by … an affiliate of such issuer” or (ii) “a solicitation … of any proxy … [of] any equity security holder by the issuer … or by an affiliate of such issuer, in connection with: a merger … of an issuer or between an issuer (or its subsidiaries) and its affiliate,” that has a reasonable likelihood of causing the delisting of the issuer’s equity securities. Because the transaction involves the solicitation of proxies in connection with a merger that would result in a purchase of equity securities of an issuer and a delisting of such issuer’s equity securities, our Rule 13e-3 transaction analysis focused on whether Parent was an affiliate of the Company or the Management Parties were affiliates engaged in the transaction and whether Rule 13e-3 was intended to address the type of transaction at issue, under Rule 13e-3 and the SEC’s guidance.

1.	Parent is not an Affiliate of the Company

Rule 13e-3(a)(1) defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with such issuer.” Rule 12b-2 defines “control” to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise. It is generally understood that beneficial ownership above 10% or more of a class of voting securities or having a right to appoint a director to a company’s board of directors requires special scrutiny of the facts and circumstances of the relationship to determine whether or not a person is an affiliate. The determination of “control,” which is fundamental to the concept of “affiliate” as defined in Rule 13e-3, is dependent upon specific facts and circumstances.

As represented by Parent in Section 4.8 of the Merger Agreement, Parent and its affiliates did not beneficially own any shares of Company common stock or other equity interests in the Company as of the date of the Merger Agreement and neither Parent nor Merger Sub nor any of its “affiliates” or “associates” was, as of the date of the Merger Agreement, nor at any time during the last three years has it been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL (other than as contemplated by the Merger Agreement). Similarly, prior to the signing of the Merger Agreement, Parent and its affiliates did not have the right to appoint any member(s) of the Board or otherwise direct or cause the direction of the management and policies of the Company. For the foregoing reasons, the Company has determined that Parent is not an “affiliate” of the Company.1

[1]

As a precaution, H.I.G. filed a Schedule 13D on January 13, 2021 reflecting shares subject to Voting Agreements in favor of Parent. The Voting Agreements were entered into by the Company’s directors and executive officers and the Company’s largest stockholder when the Company executed the Merger Agreement. The Voting Agreements do not give Parent the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the Company (i.e., such Voting Agreement do not give Parent “control” of the Company) and such Voting Agreements terminate if the Board effects a Changes of Board Recommendation for the Merger or terminates the Merger Agreement in favor of a Superior Proposal.

2.	The Management Parties are not “Engaged In” the Transaction

According to C&DI 201.05, the Staff considers the Management Parties affiliates of the Company. However, the Management Parties are not “engaged in” the transaction or affiliates of the acquiring parties and, therefore, not subject to Rule 13e-3.

C&DI Section 201.01 provides that continuity of management post-transaction is an important consideration in a Rule 13e-3 transaction analysis. Factors to consider include: “increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquiror, and the representation of management on the board of the acquiror.” In addition, C&DI Section 201.05 provides that an important element of the Rule 13e-3 analysis is whether “the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions and otherwise be in a position to ‘control’ the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., ‘possession, direct or indirect, or the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.’).”

However, Footnote 6 of SEC Release No. 34-16075 states that “the Commission would not view a person as an affiliate of the purchaser solely because such person enters into or agrees to enter into a reasonable and customary employment agreement or is elected or there is an agreement to elect such person as an executive officer or director of the purchaser.”

First, none of the Management Parties have an equity interest in H.I.G. or are directors, managers, employees or otherwise affiliated with H.I.G.

Second, as described in the “The Merger—Background of the Merger” section of the Proxy Statement, the Board initiated the process leading to the Merger, with the Company’s financial advisor reaching out to a total of 11 strategic and financial potential buyers of the Company, any of whom might not have employed the Management Parties after the transaction. Also as indicated in the Proxy Statement, the Board and the experienced and independent M&A Committee were highly involved in the process and selection of the winning bidder, which ultimately agreed to pay the highest price. Notably, and as described in the “The Merger—Background of the Merger” section of the Proxy Statement, Parent was not even originally selected for exclusive negotiations.

Third, as described in the “The Merger—Background of the Merger” section of the Proxy Statement, the Management Parties did not negotiate any of the Management Parties’ post-closing employment or compensation arrangements, including the Management Parties’ potential equity participation, until Parent engaged in discussions with Mr. Smith on December 27, 2020, more than 90 days following Parent’s written non-binding indication of interest in September 2020. Accordingly, such discussions began seven days prior to the signing of the Merger Agreement, long after the determination of the purchase price, and at a time when negotiations with respect to the definitive Merger Agreement were at a significantly advanced stage. Mr. Waszak has not received a proposal regarding his post-closing employment or compensation arrangements, including his potential equity participation, as of the date of this letter.

Indeed, Section 4.11 of the Merger Agreement provides that, except for the Merger Agreement or as expressly authorized by the Board, neither Parent, nor any of its affiliates, is a party to any contracts, or has made or entered into any formal or informal arrangements or other understandings (including as to continuing employment), with any officer of the Company from and after the Effective Time.

Fourth, Parent and its affiliates have not entered into any employment agreements or offer letters with the Management Parties in connection with the Merger. The Company anticipates that Mr. Smith and Mr. Waszak, among others, will remain employed with the Surviving Corporation following the Closing and will receive customary compensation (relatively similar to current compensation) and indirect non-voting equity incentive awards in the Surviving Corporation (which are separate from the interests any such executive officer will receive as a Rollover Investor). The Company and Parent believe that any such employment terms, including any non-voting equity incentive awards, will be reasonable and customary for individuals holding the Management Parties’ positions in a similarly situated private company.

Fifth, the Management Parties and other Company employees will only hold a small amount of the equity securities of TopCo (the parent of Parent and the indirect parent of the Surviving Corporation) upon the closing of the Merger.

Parent first approached Mr. Smith about his and the management team’s investment in the post-closing equity ownership of Topco on December 27, 2020, a week before the Merger Agreement was executed. Parent informed Mr. Smith that his investment in Topco was a condition to Parent’s entry into the Merger Agreement. As a result, as described under “The Merger—Interests of the Directors and Executive Officers of SMTC in the Merger—Rollover Agreements” section of the Proxy Statement, concurrently with the execution of the Merger Agreement, Mr. Smith entered into the Rollover Agreement, pursuant to which Mr. Smith agreed to purchase $1,000,000 of equity interests of TopCo in connection with the Merger. Parent also expects that certain other management and employees, including Mr. Waszak, will invest in TopCo in connection with the Merger, although there have been no agreements on post-closing investments as of the date of this letter, other than with Mr. Smith. Based on the preliminary discussions in December 2020 and Parent’s expressed expectations, upon completion of the Merger, all Company management employees combined are anticipated to only own up to an approximately 1.8% equity interest in TopCo in the aggregate. The Management Parties are anticipated to own only up to approximately 1.25% equity interest in TopCo in the aggregate.

While there currently are no agreements, offer letters or term sheets regarding post-closing compensation of the Management Parties or other management employees, at the December 27th meeting, Parent expressed an intention to allow Company management to continue to receive equity incentives based on the future growth of the Company. Those incentives would likely be drawn from a customary 10% non-voting equity pool, a portion of which would be allocated at closing and no more than half of which would be allocated to the Management Parties, including no more than 3% equity incentive participation for Mr. Smith. The equity incentives will contain performance-based and other vesting terms and may never result in actual additional indirect ownership of the Surviving Corporation.

The Company believes that the customary contemplated equity incentives of the Management Parties do not lead to the conclusion that the Management Parties will be able to exert control over the Surviving Corporation in a manner that deems the Management Parties to be “engaged in” the transaction. Even if the non-voting equity incentive awards expected to be granted to the Management Parties at Closing vest in full, the resulting interest of the Management Parties in the Surviving Corporation would be less than 5% and significantly less than the 10% ownership threshold commonly associated with “control” and significantly below the 20% threshold indicated in C&DI Section 201.06 and would not constitute control by the Management Parties. The remaining amount of TopCo’s equity securities (approximately 98% before giving effect to any non-voting equity incentive awards) will be held by affiliates of H.I.G., and, as a result, H.I.G. will have complete control of TopCo, Parent and the Company following the Merger.

Finally, although we expect that Mr. Smith will continue as the Chief Executive Officer of the Company and to serve on the Board, the Company has been advised that H.I.G. will have the ability to, and intends to, appoint all other members to the post-closing board of directors of Parent and TopCo and, as such, H.I.G., and not Mr. Smith, will have control over the board of directors of Parent and TopCo and, in turn, the governance and operations of the Surviving Corporation.

In sum, the Management Parties’ post-transaction customary employment arrangements, minimal equity ownership and lack of control should not trigger the requirements of Rule 13e-3.

3.	The Merger Does Not Raise the Concerns that Rule 13e-3 was Intended to Address

As a general matter, the Company believes that the Merger is not the type of transaction that Rule 13e-3 is designed to regulate, as neither Parent nor the Management Parties were on “both sides” of the transaction based on the fact and circumstances of the transaction.

It is the Company’s understanding that the Commission adopted Rule 13e-3 to, among other things, protect unaffiliated security holders in a “going private” transaction, particularly small investors, from potential self-dealing by an issuer’s affiliate standing on both sides of the transaction. In the Commission’s Interpretative Release, the Commission signaled its concern that an affiliate of the issuer standing on both sides of a transaction could design the transaction to accommodate its interests rather than (or at the expense of) the issuer’s unaffiliated security holders.

As discussed above and as described under “The Merger—Background of the Merger” section of the Proxy Statement, the Management Parties did not initiate or control the negotiation of the transaction. Their participation with the Company post-transaction by itself should not be dispositive of whether the Merger raises Rule 13e-3 concerns.

As described under “The Merger—Background of the Merger” section of the Proxy Statement, the Merger was approved by the Board, all but one of whom is an independent director and none of whom have connections to, or affiliation with, Parent, after consulting with its financial advisors and outside legal counsel, upon recommendation of M&A Committee. The Board (advised by independent financial advisors and outside legal counsel) carefully considered and engaged in arm’s-length negotiations with Parent in respect of the Merger. The Board was not directed by the Management Parties to consider a sale of the Company (to Parent or otherwise). In addition, as disclosed in the Proxy Statement, the M&A Committee is experienced in acquisitions, was involved throughout the negotiations and had a member, Mr. Sandberg, associated with a significant institutional investor having a substantial financial stake in the outcome of the negotiated transaction.

Further, the holders of a majority of the shares of outstanding Company common stock must approve the Merger. The Staff indicated in the Interpretive Release that the existence of a stockholder vote in and of itself is not dispositive, because the “requirement frequently proves to be a mere formality since the affiliates of the issuer may already hold the requisite percentage of securities for approval.” In this case, however, all of the Rollover Investors, including Mr. Smith, collectively currently hold less than 5% of the Company’s voting securities, and Parent and the Management Parties, collectively even when taking into account the Voting Agreements, do not represent a sufficient number of shares to satisfy the quorum or votes to control the outcome of the stockholder vote.

For the reasons discussed above, the Merger is not subject to Rule 13e-3 and that none of Parent, its affiliates or the Management Parties is a Schedule 13e-3 filing person in connection with the Merger.

* * * *

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (503) 727-2048. Thank you again for your time and consideration.

Respectfully submitted,

By:	/s/ Christopher Hall
Name:	Christopher Hall

cc:	Edward Smith (SMTC Corporation)